June 30, 2012	Unaudited Condensed Consolidated Financial Statements

 Suite 1188, 550 Burrard Street
 Vancouver, British Columbia
 V6C 2B5

 Phone: (604) 687-4018
 Fax: (604) 687-4026

Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	June 30, 2012	December 31, 2011
		$	$
ASSETS
Current assets
Cash and cash equivalents		314,590	393,763
Restricted cash	6	57,059	55,390
Marketable securities		5,418	2,640
Accounts receivable and other		60,979	42,309
Inventories		218,406	164,057
		656,452	658,159
Non-current inventories		22,273	26,911
Investments in significantly influenced companies		21,052	18,808
Deferred income tax assets		3,449	4,259
Restricted assets and other		32,388	38,430
Defined benefit pension plan	8	4,634	-
Property, plant and equipment		5,914,978	2,847,910
Goodwill		640,479	365,928
		7,295,705	3,960,405
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		161,823	168,367
Current debt	7	70,005	81,031
		231,828	249,398
Debt	7	50,000	-
Asset retirement obligations		50,640	43,213
Defined benefit pension plan	8	-	19,969
Deferred income tax liabilities		871,371	336,579
		1,203,839	649,159
Equity
Share capital	9	5,282,368	2,855,689
Treasury stock		(7,355)	(4,018)
Contributed surplus		70,444	30,441
Accumulated other comprehensive loss		(16,931)	(10,069)
Retained earnings		447,311	382,716
Total equity attributable to shareholders of the Company		5,775,837	3,254,759
Attributable to non-controlling interests		316,029	56,487
		6,091,866	3,311,246
		7,295,705	3,960,405

Approved on behalf of the Board of Directors (Signed)Robert R. Gilmore Director (Signed)Paul N. Wright Director

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,

	2012	2011	2012	2011
	$	$	$	$
Revenue
Metal sales	244,191	252,556	515,740	471,724
Cost of sales
Production costs	94,486	81,431	185,725	155,742
Depreciation and amortization	25,145	29,843	52,553	61,060
	119,631	111,274	238,278	216,802
Gross profit	124,560	141,282	277,462	254,922
Exploration expenses	10,073	4,605	18,769	8,446
General and administrative expenses	19,665	13,574	35,827	34,608
Defined benefit pension plan expense	626	433	1,261	856
Share based payments	3,791	4,452	12,814	11,804
Transaction costs	1,649	-	19,453	-
Foreign exchange loss (gain)	806	1,381	(301)	2,028
Operating profit	87,950	116,837	189,639	197,180
Loss (gain) on disposal of assets	659	(3,092)	446	(3,092)
Gain on marketable securities and other investments	-	(654)	(1,032)	(1,289)
Loss on investments in significantly influenced companies	463	598	1,744	1,794
Other income	(1,431)	(518)	(2,377)	(2,016)
Asset retirement obligation accretion	503	407	871	773
Interest and financing costs	1,446	1,525	2,134	3,114
Profit before income tax	86,310	118,571	187,853	197,896
Income tax expense	36,805	36,818	64,530	57,443
Profit for the period	49,505	81,753	123,323	140,453

Attributable to:
Shareholders of the Company	46,624	74,865	114,475	127,338
Non-controlling interests	2,881	6,888	8,848	13,115
	49,505	81,753	123,323	140,453

Weighted average number of shares outstanding
Basic	711,449	548,976	662,949	548,654
Diluted	713,050	551,696	664,634	551,469

Earnings per share attributable to shareholders
of the Company:
Basic earnings per share	0.07	0.14	0.17	0.23
Diluted earnings per share	0.07	0.14	0.17	0.23

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2012	2011	2012	2011
	$	$	$	$

Profit for the period	49,505	81,753	123,323	140,453
Other comprehensive income loss:
Change in fair value of available-for-sale financial assets (net of income taxes of nil and $12; and nil and $12)	(1,024)	(570)	(1,137)	(984)

Realized gains on disposal of available-for-sale financial assets transferred to net income	-	(272)	(24)	(434)
Actuarial losses on defined benefit pension plans	(5,701)	-	(5,701)	-
Total other comprehensive loss for the period	(6,725)	(842)	(6,862)	(1,418)
Total comprehensive income for the period	42,780	80,911	116,461	139,035

Attributable to:
Shareholders of the Company	39,899	74,023	107,613	125,920
Non-controlling interests	2,881	6,888	8,848	13,115
	42,780	80,911	116,461	139,035

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2012	2011	2012	2011
		$	$	$	$
Cash flows generated from (used in):
Operating activities
Profit for the period		49,505	81,753	123,323	140,453
Items not affecting cash
Asset retirement obligation accretion		503	407	871	773
Depreciation and amortization		25,145	29,843	52,553	61,060
Unrealized foreign exchange (gain) loss		(877)	3,028	(363)	4,761
Deferred income tax expense (recovery)		2,298	(2,211)	(6,688)	(9,705)
Loss (gain) on disposal of assets		659	(3,092)	446	(3,092)
Loss on investments in significantly influenced companies		463	598	1,744	1,794
Gain on marketable securities and other investments		-	(654)	(1,032)	(1,289)
Share based payments		3,791	4,452	12,814	11,804
Defined benefit pension plan expense		626	433	1,261	856
		82,113	114,557	184,929	207,415

Changes in non-cash working capital	11	(123,116)	(30,594)	(142,657)	(16,322)
		(41,003)	83,963	42,272	191,093
Investing activities
Net cash received on acquisition of subsidiary	5	-	-	18,789	-
Purchase of property, plant and equipment		(114,598)	(47,264)	(167,112)	(125,602)
Proceeds from the sale of property, plant and equipment		132	-	791	17
Net proceeds on pre-production sales		13,958	-	20,022	-
Purchase of marketable securities		(2,152)	(214)	(2,152)	(214)
Proceeds from the sale of marketable securities		-	5,407	230	6,345
Funding of non-registered supplemental retirement plan
investments, net		20,509	(4,980)	14,486	(4,980)
Investments in significantly influenced companies		(2,716)	-	(3,412)	(1,318)
Increase in restricted cash		(382)	2	(1,669)	(2,998)
		(85,249)	(47,049)	(120,027)	(128,750)

Financing activities
Issuance of common shares for cash		10,741	5,239	16,831	7,985
Dividend paid to non-controlling interests		(1,271)	-	(1,271)	(3,622)
Dividend paid to shareholders		-	-	(49,880)	(27,741)
Purchase of treasury stock		-	(288)	(6,011)	(6,158)
Long-term and bank debt proceeds		50,000	1,446	50,000	3,203
Long-term and bank debt repayments		(5,524)	(31,789)	(11,087)	(44,716)
		53,946	(25,392)	(1,418)	(71,049)
Net (decrease) increase in cash and cash equivalents		(72,306)	11,522	(79,173)	(8,706)
Cash and cash equivalents - beginning of period		386,896	294,116	393,763	314,344

Cash and cash equivalents - end of period		314,590	305,638	314,590	305,638

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
		2012	2011	2012	2011
		$	$	$	$
Share capital
Balance beginning of period		5,258,949	2,818,238	2,855,689	2,814,679
Shares issued upon exercise of share options, for cash		10,741	4,420	16,831	6,500
Transfer of contributed surplus on exercise of options		11,648	1,547	18,156	2,360
Shares issued on acquisition of European Goldfields Ltd.	5	-	-	2,380,140	-
Shares issued for deferred phantom units		1,030	-	11,552	-
Shares issued upon exercise of warrants, for cash		-	819	-	1,485
Balance end of period		5,282,368	2,825,024	5,282,368	2,825,024

Treasury stock
Balance beginning of period		(8,457)	(5,870)	(4,018)	-
Purchase of treasury stock		-	(288)	(6,011)	(6,158)
Shares redeemed upon exercise of restricted share units		1,102	1,726	2,674	1,726
Balance end of period		(7,355)	(4,432)	(7,355)	(4,432)

Contributed surplus
Balance beginning of period		80,289	28,326	30,441	22,967
Share based payments		3,935	5,775	12,150	11,947
Shares redeemed upon exercise of restricted share units		(1,102)	(1,726)	(2,674)	(1,726)
Options issued on acquisition of European Goldfields Ltd.	5	-	-	31,130	-
Deferred phanton units granted on acquisition of
European Goldfields Ltd.		-	-	29,105	-
Transfer to share capital on exercise of options and
deferred phantom units		(12,678)	(1,547)	(29,708)	(2,360)
Balance end of period		70,444	30,828	70,444	30,828

Accumulated other comprehensive loss
Balance beginning of period		(10,206)	(2,213)	(10,069)	(1,637)
Other comprehensive loss for the period		(6,725)	(842)	(6,862)	(1,418)
Balance end of period		(16,931)	(3,055)	(16,931)	(3,055)

Retained earnings
Balance beginning of period		400,687	149,953	382,716	125,221
Dividends paid		-	-	(49,880)	(27,741)
Profit attributable to shareholders of the Company		46,624	74,865	114,475	127,338
Balance end of period		447,311	224,818	447,311	224,818
Total equity attributable to shareholders of the Company		5,775,837	3,073,183	5,775,837	3,073,183

Non-controlling interests
Balance beginning of period		322,547	38,626	56,487	36,021
Profit attributable to non-controlling interests		2,881	6,888	8,848	13,115
Dividends declared to non-controlling interests		(9,399)	(4,473)	(9,399)	(8,095)
Acquired non-controlling interest	5	-	-	260,093	-
Balance end of period		316,029	41,041	316,029	41,041

Total equity		6,091,866	3,114,224	6,091,866	3,114,224

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. (“EGU”) in February 2012, including its producing mine, Stratoni, and development projects, Olympias and Skouries, in Greece and its development project, Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange, New York Stock Exchange and the Australian Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.  They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011.

Other than the adoption of new accounting policies described in note 3, the same accounting policies are used in the preparation of these condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS of the results for the interim periods presented.

3.	Adoption of new accounting policies and new accounting developments

(a)      Revenue recognition of other metals concentrate

Due to the acquisition of EGU in February 2012, the Company adopted a new accounting policy for revenue recognition of other metals concentrate. Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

(b) Upcoming changes in accounting standards

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the yearended December 31, 2011.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(1)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, asset retirement obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.

Actual results could differ from these estimates. Outlined below are some of the areas which require management to make judgments, estimates and assumptions in determining carrying values.

Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

Asset retirement obligations

Asset retirement obligations are based on future cost estimates using information available at the balance sheet date. Asset retirement obligations are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. Asset retirement obligations require other significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

(2)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or charge to profit.

5.	Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU.  Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement.  EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean region and leverage local operating knowledge and expertise.

The goodwill of $274,551 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold (“Hellas”), a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fee per ounce of payable silver to be delivered to Silver Wheaton of the lesser of $3.90 and the prevailing market price per ounce. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

(3)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd.(continued)

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:
157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$2,440,394
Net assets acquired:

Cash	$18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,951
Mining interests	2,990,047
Goodwill	274,551
Accounts payable	(71,944)
Non-current liabilities	(9,242)
Deferred income taxes	(542,217)
Non-controlling interest	(260,093)
$2,440,394

For the purpose of these condensed consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these condensed consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

Eldorado has conducted a preliminary assessment of contingent liabilities identified during its due diligence and has recognized certain contingent liabilities in its initial accounting for the acquisition. However, the Company is continuing its review to determine whether additional contingent liabilities exist. If during the measurement period new information is found that identifies adjustments to the amount of contingent liabilities recognized initially, or additional contingent liabilities that existed at the acquisition date, then the acquisition accounting will be revised to reflect the resulting adjustments to the amounts initially recognized.

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units(“DPUs”) as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange.   The value of the replacement options was calculated using the Black-Scholes model.  The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39%– 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

Acquisition related costs of $1,649 have been charged to transaction costs in the consolidated income statement for the quarter ended June 30, 2012 (YTD – $19,453).

(4)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd.(continued)

These consolidated financial statements include EGU’s results from February 24, 2012 to June 30, 2012. The revenue included in the consolidated income statement since February 24, 2012 contributed by EGU was $19,832.  This is from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece. The net loss was $16,602.

Had EGU been consolidated from January 1, 2012, the consolidated income statement would include revenue of $27,610 and a net loss of $40,575 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6.	Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	June 30, 2012 $	December 31, 2011 $

Eastern Dragon CMB standby letter of credit loan (note 7(b))	57,059	52,390
Unamgen deposit security HSBC letter of credit	-	3,000
	57,059	55,390

7.	Debt

	June 30, 2012 $	December 31, 2011 $
Current:
Jinfeng construction loan (a)	9,135	19,929
Eastern Dragon CMB standby letter of credit loan (b)	50,593	50,786
Eastern Dragon HSBC revolving loan facility (c)	10,277	10,316
	70,005	81,031
Non-current:
HSBC revolving credit facility (d)	50,000	-
	50,000	-

(a) Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($107,512) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”). The construction loan has a term of 6 years commencing on February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans. The effective interest as at June 30, 2012 was 6.70%.

Scheduled quarterly payments of RMB 35.0 million ($5,524) are anticipated to repay the principle loan balance in full by the end of 2012. Any pre-payments are applied to reduce future payments starting from the final payment.

Jinfeng made its quarterly scheduled payment of RMB 35.0 million ($5,524) in June of 2012, reducing the balance remaining to RMB 60,000 ($9,486) at June 30, 2012.

Net deferred financing costs in the amount of $351 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

(5)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt(continued)

(b) Eastern Dragon CMB standby letter of credit loan

In January 2010, Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($50,840) standby letter of credit loan with CMB. This loan has a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52,300 to $56,500. The interest rate on this loan as at June 30, 2012 was 6.31%.

As at June 30, 2012, RMB 320.0 million ($50,593) was outstanding on this loan.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on its project-financing loan.

(c) Eastern Dragon HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,648) revolving facility (“the facility”) with HSBC Bank (China). The facility can be drawn down in minimum tranches of RMB 1.0 million ($158) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year. In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at June 30, 2012 was 6.44%.

As at June 30, 2012, RMB 65.0 million ($10,277) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at June 30, 2012, the security coverage is $11,305.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

(d) HSBC revolving credit facility

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of four other banks.The credit facility matures on October 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.  The interest rate on this loan as at June 30, 2012 was 1.99%.

The prepaid loan cost on the balance sheet relating to the credit facility as at June 30, 2012was $2,549.

As at June 30, 2012, $50,000 had been drawn down on the credit facility.

(e) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,897) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,459) in June 2011, and then increased to RMB 300.0 million ($47,432) in June 2012.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at June 30, 2012 was 4.59%.

(6)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt(continued)

As at June 30, 2012, RMB 172.0 million ($27,194) had been drawn under the entrusted loan.

The entrusted loan has been recorded on a net settlement basis.

8.	Defined benefit pension plan

During the second quarter of 2012, the Company set up a Retirement Compensation Arrangement (“RCA”) trust account in connection with its non-registered supplementary pension plan. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions made to the Receiver General for Canada to a refundable tax account.

9.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At June 30, 2012 there were no non-voting common shares outstanding (December 31, 2011 – none).

Voting common shares	Number of Shares	Total $

At January 1, 2012	551,682,917	2,855,689
Shares issued upon exercise of share options, for cash	2,490,209	16,831
Estimated fair value of share options exercised	-	18,156
Shares issued on acquisition of European Goldfields Ltd. (note 5)	157,959,316	2,380,140
Common shares issued for deferred phantom units	851,497	11,552
At June 30, 2012	712,983,939	5,282,368

10.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012
	Weighted average exercise price Cdn$	Number of options
At January 1,	12.60	8,616,113
Regular options granted	14.93	5,539,870
Replacement options granted on acquisition of European Goldfields Ltd. (note 5)	9.73	4,713,248
Exercised	6.74	(2,490,209)
Forfeited	14.61	(570,285)
At June 30,	13.40	15,808,737

(7)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.   Share-based payments(continued)

At June 30, 2012, 11,074,740 share options (June 30, 2011 – 7,484,206) with a weighted average exercise price of Cdn$12.58 (June 30, 2011 – Cdn$9.99) had vested and were exercisable. Options outstanding are as follows:

	June 30, 2012
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$

$4.00 to $4.99	1,470,686	1.4	4.73	1,470,686	4.73
$5.00 to $5.99	146,250	0.6	5.59	146,250	5.59
$6.00 to $6.99	321,000	0.7	6.40	321,000	6.40
$7.00 to $7.99	810,000	2.6	7.13	810,000	7.13
$8.00 to $8.99	15,582	0.8	8.00	15,582	8.00
$9.00 to $9.99	302,900	1.8	9.64	302,900	9.64
$11.00 to $11.99	10,000	1.8	11.40	10,000	11.40
$12.00 to $12.99	833,398	4.5	12.71	400,132	12.67
$13.00 to $13.99	2,327,123	2.6	13.24	2,327,123	13.24
$14.00 to $14.99	113,333	4.1	14.88	113,333	14.88
$15.00 to $15.99	5,264,307	4.6	15.25	1,945,983	15.27
$16.00 to $16.99	4,130,158	3.7	16.57	3,182,420	16.55
$18.00 to $18.99	24,000	3.4	18.81	16,000	18.81
$19.00 to $20.02	40,000	4.4	19.19	13,331	19.19

	15,808,737	3.5	13.40	11,074,740	12.58

Share based compensation expense related to share options for the quarter ended June 30, 2012 was $3,252 (YTD – $8,696).

(b) Restricted share unit plan

A total of 401,307 restricted share units (“RSUs”) at a grant-date fair value of Cdn$15.22 per unit were granted during the six month period ended June 30, 2012 under the Company’s RSU plan and 133,769 were exercisable as at June 30, 2012.

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the restricted share unit plan and changes during the period ended June 30, 2012 is as follows:

Total RSUs
Balance at December 31, 2011	253,587
RSUs Granted	401,307
Redeemed	(207,574)
Forfeited	-
Balance at June 30, 2012	447,320

As at June 30, 2012, 447,320 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 107,331 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended June 30, 2012 was $683 (YTD – $3,454).

(8)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.     Share-based payments(continued)

(c) Deferred share units plan

At June 30, 2012, 126,406  deferred share units (“DSUs”) were outstanding with a value of $1,557, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was ($144) for the period ended June 30, 2012 (YTD – $664).

(d) Deferred phantom units

In accordance with the acquisition agreement of EGU (note 5), the EGU DPUs will be converted on redemption to Eldorado shares using the 85% share exchange ratio as indicated within the plan of Arrangement.  The DPU plan was amended to allow for share settlement only.  Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.  During the quarter, 74,945 DPUs were exercised (YTD – 851,497 DPUs). The remaining 1,080,045 DPUs are expected to be exercised during 2012.

11.	Supplementary cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
Changes in non-cash working capital	2012 $	2011 $	2012 $	2011 $
Accounts receivable and other	(4,189)	(1,900)	1,258	8,315
Inventories	(15,153)	(8,115)	(33,363)	(9,662)
Accounts payable and accrued liabilities	(103,774)	(20,579)	(110,552)	(14,975)
Total	(123,116)	(30,594)	(142,657)	(16,322)

Supplementary cash flow information
Income taxes paid	25,638	38,617	62,637	60,762
Interest paid	1,777	112	3,100	2,365

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	-	-	2,440,375	-

12.	Contingencies

In May 2012, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connections with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 0.57basis points.

(9)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at June 30, 2012, Eldorado had six reporting segments based on the geographical location of mining and exploration and development activities.

13.1  Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the TJS, Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects. The Romania reporting segment includes the Certej development project.  Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	100,669	114,727	14,658	14,137	-	-	244,191
Production costs	23,118	51,237	10,592	9,539	-	-	94,486
Depreciation	2,673	18,692	1,405	1,921	-	454	25,145
Gross profit	74,878	44,798	2,661	2,677	-	(454)	124,560

Other material items of income and expense
Exploration expenses	1,498	3,736	3,075	124	-	1,640	10,073
Income tax expense	20,975	15,219	1,302	(671)	-	(20)	36,805

Additions to property, plant and equipment during the period	54,861	25,317	5,868	18,488	2,134	4,073	110,741

(10)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Segment information(continued)

For the three months ended June 30, 2011

		Turkey	China	Brazil	Greece	Other	Total
		$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers		101,246	144,847	6,463	-	-	252,556
Production costs		28,153	50,496	2,782	-	-	81,431
Depreciation		2,692	26,154	408	-	589	29,843
Gross profit		70,401	68,197	3,273	-	(589)	141,282

Other material items of income and expense
Exploration expenses		1,726	1,155	665	-	1,059	4,605
Income tax expense		20,069	16,956	(223)	-	16	36,818

Additions to property, plant and equipment during the period		37,962	20,199	4,142	736	919	63,958

For the six months ended June 30, 2012

	Turkey	China	Brazil	Greece	Romania	Other	Total
	$	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	212,225	261,577	22,106	19,832	-	-	515,740
Production costs	48,497	106,869	16,383	13,976	-	-	185,725
Depreciation	5,399	41,496	2,147	2,677	-	834	52,553
Gross profit	158,329	113,212	3,576	3,179	-	(834)	277,462

Other material items of income and expense
Exploration expenses	3,403	7,038	5,357	124	-	2,847	18,769
Income tax expense	34,245	30,014	835	(576)	-	12	64,530

Additions to property, plant and equipment during the period	73,719	43,306	10,911	22,954	2,555	4,943	158,388

Information about assets and liabilities
Property, plant and equipment	631,229	1,908,225	193,672	2,439,275	739,721	2,856	5,914,978
Goodwill	-	365,928	-	274,551	-	-	640,479
	631,229	2,274,153	193,672	2,713,826	739,721	2,856	6,555,457

Debt	-	70,005	-	-	-	50,000	120,005

(11)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Segment information(continued)

For the six months ended June 30, 2011

	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Information about profit and loss
Metal sales from external customers	172,863	281,780	17,081	-	-	471,724
Production costs	49,758	98,747	7,237	-	-	155,742
Depreciation	5,099	53,635	1,237	-	1,089	61,060
Gross profit	118,006	129,398	8,607	-	(1,089)	254,922

Other material items of income and expense
Exploration expenses	4,017	1,530	1,212	-	1,687	8,446
Income tax expense	31,401	31,841	(5,818)	-	19	57,443

Additions to property, plant and equipment during the period	89,690	36,159	7,204	1,423	1,679	136,155

As at December 31, 2011
	Turkey	China	Brazil	Greece	Other	Total
	$	$	$	$	$	$
Information about assets and liabilities
Property, plant and equipment	591,896	1,903,793	185,667	163,239	3,315	2,847,910
Goodwill	-	365,928	-	-	-	365,928
	591,896	2,269,721	185,667	163,239	3,315	3,213,838

Debt	-	81,031	-	-	-	81,031

The Turkey and China segments derive their revenues from sales of gold and silver.  The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

13.2  Economic dependence

At June 30, 2012 , each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	China National Gold Group Corporation
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

13.3 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

14.	Subsequent event

On July 27, 2012, the Company declared that it will pay an eligible dividend of CDN$0.06 per Common Share on August 24, 2012 to the holders of the Company’s outstanding Common Shares as of the close of business on the record date of August 10, 2012.

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